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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)*

                                CYBERONICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    23251P102
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                 With a copy to:
                              Robin L. Spear, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                            Tel. No.: (212) 858-1217
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 2, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: / /

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


CUSIP NO. 23251P102


           1  NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   THE CLARK ESTATES, INC.
                   13-5524538


           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  / /
                                                                        (b)  /X/

           3  SEC USE ONLY

           4  SOURCE OF FUNDS

                   OO

           5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)                                             / /

           6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW YORK

                                     7  SOLE VOTING POWER

      NUMBER OF SHARES                        1,217,683  (SEE ITEM 5)
        BENEFICIALLY
  OWNED BY EACH REPORTING            8  SHARED VOTING POWER
        PERSON WITH
                                              0
                                     9  SOLE DISPOSITIVE POWER

                                              1,217,683  (SEE ITEM 5)

                                    10  SHARED DISPOSITIVE POWER

                                              0

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,217,683  (SEE ITEM 5)

          12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         / /

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.7%

          14  TYPE OF REPORTING PERSON

                   CO




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
                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


         The items identified below, or the particular paragraph of such items which are identified below, are amended or restated as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the Amendment No. 1 to Schedule 13D.

Item 1. Security and Issuer.


         This Statement relates to shares of Common Stock, $.01 par value per share (the "Common Stock") of Cyberonics, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 16511 Space Center Boulevard, Ste. 600, Houston, Texas 77058.

Item 2. Identity and Background.


         Schedule I is amended as provided in the attached Schedule I.

Item 5. Interest in Securities of the Issuer.


         (a) The 1,217,683 shares of the Issuer's Common Stock beneficially owned by the Reporting Person constitutes 6.7% of the outstanding shares of the Issuer's Common Stock (based upon an aggregate of 18,168,355 outstanding shares of the Issuer's Common Stock as of February 4, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q/A for the period ended December 31, 1999, and filed on February 15, 2000).

         (c) Information with respect to all transactions in the Issuer's Common Stock which were effected by the Reporting Person during the past sixty days are set forth in Schedule II hereto, which is incorporated herein by reference.




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 29, 2000


                                   THE CLARK ESTATES, INC.


                                   By:     s/KEVIN S. MOORE
                                      -----------------------------------
                                      Name:  Kevin S. Moore
                                      Title: President




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
                                                                      SCHEDULE I

                       Directors and Executive Officers of
                             The Clark Estates, Inc.

                                              Principal Occupation, and
                                              Name, Principal Business and
                    Name                      Address of Employer
                    ----                      -------------------
Jane Forbes Clark                             Chairman and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Kevin S. Moore                                President and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Anne L. Peretz                                Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Eric L. Straus                                Senior Vice President and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Marshall F. Wallach                           Director, The Clark Estates, Inc.
                                              President
                                              The Wallach Corporation
                                              Investment Banking
                                              1401 17th Street
                                              Suite 750
                                              Denver, CO 80202


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
Richard C. Vanison                            Vice President and Treasurer
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

William T. Burdick                            Secretary
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020



All of the executive officers and directors of the Clark Estates, Inc. are United States citizens.




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
                                                                     SCHEDULE II

                   Transactions in Common Stock of the Issuer
                          Effected by Reporting Person
                             During Past Sixty Days


                                  Transaction                      Number of                    Per Share
          Date                       Type                   Shares Sold or Delivered            Sale Price
          ----                       ----                   ------------------------            ----------
        01-27-00                  Market Sale                        200,000                    $24.59250
        01-31-00                  Delivered                            3,275                          n/a
        02-01-00                  Market Sale                         13,000                     23.38940
        02-02-00                  Market Sale                         27,800                     23.58480
        02-03-00                  Market Sale                         51,500                     23.61410
        02-04-00                  Market Sale                          7,700                     23.50080




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